December 20, 2013

VIA Edgar Correspondence

Ms. Kathryn McHale

Senior Staff Attorney

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Bay Banks of Virginia, Inc.

Form 10-K for the Year Ended December 31, 2012

Filed March 28, 2013

File No. 000-22955

Dear Ms. McHale:

This letter sets forth the response by Bay Banks of Virginia, Inc. (the “Company”) to the comments in your letter dated December 17, 2013. The Company is responsible for the adequacy and accuracy of the disclosures in the filing. The Company understands that the staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any actions with respect to the filing. The Company does not intend to assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for Fiscal Period Ended December 31, 2012

Item 1. Business, page 1

1.	Please tell us and revise future filings to indicate the Company’s number of employees as required by Item 101(h)(4)(xii) of Regulation S-K.

Bay Banks Response:

As of December 31, 2012, the Company’s subsidiaries had approximately 116 employees, of which approximately 97 were full-time. Bank of Lancaster employed approximately 111 and 92, respectively; and Bay Trust Company employed approximately 5 and 5, respectively. The parent Company has no employees.

In future filings, the Company will disclose in Item 1. the number of total employees and the number of full-time employees as required by Item 101(h)(4)(xii).

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Item 13. Interest of Directors and Officers in Certain Transactions, incorporated from page 24 of the Definitive Proxy Statement on Schedule 14A

2.	Please confirm that by “other persons” in the representation included in this section, the Company means persons not related to it. Please refer to Instruction 4(c)(ii) to Item 404(a) of Regulation S-K. Confirm that the Company will provide the correct representation in future filings.

Bay Banks Response:

The Company confirms that by “other persons”, it is referring to persons not related to the Company. The Company will provide the correct representation in future filings.

Signature Page

3.	In future filings, please identify your principal accounting officer on the signature page of your 10-K. See General Instruction D(2) of Form 10-K.

Bay Banks Response:

The Company’s chief financial officer, principal financial officer and principal accounting officer is Deborah M. Evans. In future filings of Form 10-K, the Company will identify its principal accounting officer on the signature page.

Form 8-K Filed on May 23, 2013

Item 5.07 Submission of Matters to a Vote of Security Holders

4.	We note at your Annual Meeting on May 20, 2013, shareholders voted, on an advisory basis, to approve compensation on a yearly basis. However, in the 5.07 8-K filed after this meeting, you did not include the Board’s intentions as contemplated by Item 507(d) of Form 8-K. Please file an 8-K disclosing the intentions of the Board.

Bay Banks Response:

The Company’s Board has determined to have the Company’s shareholders vote on a non-binding advisory basis yearly, to approve compensation for the Company’s named executive officers. The Company has filed an 8-K/A on December 20, 2013 amending it prior filing of May 23, 2013 to include this determination.

If you have any questions or additional comments, please contact me at the number below.

Sincerely yours,

/s/ Deborah M. Evans
Senior Vice President and Chief Financial Officer
804-435-5202

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